                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 1)1

                     EVANS & SUTHERLAND COMPUTER CORPORATION
                     ---------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $0.20 PAR VALUE
                          -----------------------------
                         (Title of Class of Securities)

                                    299096107
                                    ---------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 15, 2003
                                ----------------
             (Date of Event Which Requires Filing of This Statement)

            If the filing  person has  previously  filed a statement on Schedule
13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the following box / /.

            Note.  Schedules  filed  in  paper  format  shall  include  a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 6 Pages)

--------
1           The remainder of this cover page shall be filled out for a reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the  purpose  of  Section 18 of the  Securities
Exchange Act of 1934 or otherwise  subject to the liabilities of that section of the Act but shall be subject to all other  provisions of the Act  (however,  see the Notes).

--------------------                                          ------------------
CUSIP No. 299096107                   13D                      Page 2 of 6 Pages
--------------------                                          ------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                  STEEL PARTNERS II, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    446,006**
 OWNED BY
   EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                446,006**
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     446,006**
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     4.2%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

**   Includes   approximately  67,316  Shares  of  Common  Stock  issuable  upon conversion  of 6%  Convertible  Subordinated  Debentures  due in 2012  (the
     "Debentures") at a conversion price of $42.10 per Share.

--------------------                                          ------------------
CUSIP No. 299096107                   13D                      Page 3 of 6 Pages
--------------------                                          ------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                  WARREN G. LICHTENSTEIN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    446,006**
 OWNED BY
   EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                446,006**
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     446,006**
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     4.2%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

**   Includes   approximately  67,316  Shares  of  Common  Stock  issuable  upon conversion of the Debentures at a conversion price of $42.10 per Share.

--------------------                                          ------------------
CUSIP No. 299096107                   13D                      Page 4 of 6 Pages
--------------------                                          ------------------

            The following constitutes Amendment No. 1 ("Amendment No. 1") to the
Schedule 13D filed by the undersigned.  This Amendment No. 1 amends the Schedule
13D as specifically set forth.

     Item 3 is hereby amended and restated as follows:

Item 3.     Source and Amount of Funds or Other Consideration.
            -------------------------------------------------

            The purchase  price of the 378,690 Shares owned by Steel Partners II is  $2,086,185,  including  brokerage  commissions.  The  purchase  price of the
Debentures  owned  by  Steel  Partners  II is  $1,448,423,  including  brokerage commissions.  The  Shares and the  Debentures  owned by Steel  Partners  II were acquired with partnership funds.

     Item 5(a) is hereby amended and restated as follows:

            (a) The aggregate percentage of Shares reported owned by each person named herein is based upon 10,474,955  Shares  outstanding as of August 1, 2003, which is the total  number of Shares  outstanding  as reported  in the  Issuer's
Quarterly Report on Form 10-Q for the quarter ended June 27, 2003 and filed with the Securities and Exchange Commission on August 11, 2003.

            As of the close of business on October 20, 2003,  Steel  Partners II beneficially  owned 446,006 Shares (which includes  approximately  67,316 Shares issuable upon conversion of the Debentures),  constituting approximately 4.2% of the Shares  outstanding.  Mr.  Lichtenstein  beneficially  owned 446,006  Shares
(which  includes  approximately  67,316 Shares  issuable upon  conversion of the
Debentures),  constituting  approximately  4.2% of the Shares  outstanding.  Mr.
Lichtenstein  has sole voting and dispositive  power with respect to the 446,006
Shares  beneficially  owned by Steel  Partners II by virtue of his  authority to vote and dispose of such Shares.

     Item 5(c) is hereby amended to add the following:

            (c) Schedule A annexed hereto lists all  transactions  in the Shares during the past sixty days by the Reporting  Persons.  All of such  transactions were effected in the open market.  There were no  transactions in the Debentures during the past sixty days by the Reporting Persons.

     Item 5(e) is hereby amended and restated as follows:

            (e) Steel Partners II and Mr. Lichtenstein ceased to be five percent
(5%)  beneficial  owners of the Shares of Common  Stock of the Issuer on October
15, 2003.

--------------------                                          ------------------
CUSIP No. 299096107                   13D                      Page 5 of 6 Pages
--------------------                                          ------------------

                                   SIGNATURES

            After  reasonable  inquiry  and to the  best  of his  knowledge  and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  October 20, 2003                 STEEL PARTNERS II, L.P.

                                         By: Steel Partners, L.L.C.
                                             General Partner

                                         By: /s/ Warren G. Lichtenstein
                                             -----------------------------------
                                             Warren G. Lichtenstein,
                                             Chief Executive Officer

                                         /s/ Warren G. Lichtenstein
                                         ---------------------------------------
                                         WARREN G. LICHTENSTEIN

--------------------                                          ------------------
CUSIP No. 299096107                   13D                      Page 6 of 6 Pages
--------------------                                          ------------------

                                   SCHEDULE A
                                   ----------

               Transactions in the Shares During the Past 60 Days
               --------------------------------------------------

    Shares of Common Stock         Price Per                       Date of
       Purchased/(Sold)            Share($)                     Purchase/(Sale)
       ----------------            --------                     ---------------

                             STEEL PARTNERS II, L.P.
                             -----------------------
           (25,000)                   6.15                         (9/22/03)
              (500)                   6.15                         (9/23/03)
              (500)                   6.15                         (9/24/03)
              (300)                   6.02                        (10/06/03)
          (109,000)                   6.00                        (10/15/03)
            (9,600)                   5.97                        (10/16/03)

                             WARREN G. LICHTENSTEIN
                             ----------------------
                                      None